                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.___) *

                                Tegal Corporation
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   879008 10 0
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                November 2, 2005
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]        Rule 13d-1(b)
     [X]        Rule 13d-1(c)
     [ ]        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP NO.  879008 10 0                 13G                    Page 2 of 10
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Trimble Place, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           5,769,231 shares of Common Stock
                   -------------------------------------------------------------
NUMBER OF SHARES     6     SHARED VOTING POWER
  BENEFICIALLY
 OWNED BY EACH             0 shares of Common Stock
REPORTING PERSON   -------------------------------------------------------------
      WITH           7     SOLE DISPOSITIVE POWER

                           5,769,231 shares of Common Stock
                   -------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           0 shares of Common Stock
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,769,231 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

     Not applicable.
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.72%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

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CUSIP NO.  879008 10 0                 13G                    Page 3 of 10
---------------------------                               ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Ernest J. Dahlman, III
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0 shares of Common Stock
                   -------------------------------------------------------------
NUMBER OF SHARES     6     SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH            5,769,231 shares of Common Stock
REPORTING PERSON   -------------------------------------------------------------
      WITH           7     SOLE DISPOSITIVE POWER

                           0 shares of Common Stock
                   -------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           5,769,231 shares of Common Stock
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,769,231 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

     Not applicable.
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.72%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

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CUSIP NO.  879008 10 0                 13G                    Page 4 of 10
---------------------------                               ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Simon A. Rose
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0 shares of Common Stock
                   -------------------------------------------------------------
NUMBER OF SHARES     6     SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH            5,769,231 shares of Common Stock
REPORTING PERSON   -------------------------------------------------------------
      WITH           7     SOLE DISPOSITIVE POWER

                           0 shares of Common Stock
                   -------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           5,769,231 shares of Common Stock
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,769,231 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

     Not applicable.
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.72%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

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CUSIP NO.  879008 10 0                 13G                    Page 5 of 10
---------------------------                               ----------------------

ITEM 1.   (A)   NAME OF ISSUER:

                Tegal Corporation (the "Company")

          (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                2201 South McDowell Blvd.
                Petaluma, CA 94954

ITEM 2.   (A)   NAME OF PERSON FILING:

                This statement is being filed pursuant to a Joint Filing
                Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) Trimble Place, LLC ("Trimble Place"),
                (ii) Ernest J. Dahlman, III, and (iii) Simon A. Rose
                (collectively, the "Reporting Persons"). Mr. Dahlman and Mr.
                Rose each have a 50% interest in Trimble Place.

          (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                Trimble Place, LLC       c/o Dahlman Rose & Co., LLC
                                         320 Park Avenue, 31st Floor
                                         New York, NY 10022

                Ernest J. Dahlman, III   c/o Dahlman Rose & Co., LLC
                                         320 Park Avenue, 31st Floor
                                         New York, NY 10022

                Simon A. Rose            c/o Dahlman Rose & Co., LLC
                                         320 Park Avenue, 31st Floor
                                         New York, NY 10022

          (C)   CITIZENSHIP:

                Trimble Place, LLC is a limited liability company organized under the laws of the State of New York.

                Ernest J. Dahlman, III is a citizen of the United States.

                Simon A. Rose is a citizen of the United States.

          (D)   TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $0.01 per share (the "Common Stock")

          (E)   CUSIP NUMBER:

                8879008 10 0

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CUSIP NO.  879008 10 0                 13G                    Page 6 of 10
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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS:

          (a)   [ ]  Broker or dealer registered under Section 15 of the
                     Exchange Act;

          (b)   [ ]  Bank as defined in Section 3(a) (6) of the Exchange Act;

          (c)   [ ]  Insurance company as defined in Section 3(a) (19) of the
                     Exchange Act;

          (d)   [ ]  Investment company registered under Section 8 of the
                     Investment Company Act;

          (e)   [ ]  An investment adviser in accordance with Rule 13-d-1(b) (1)
                     (ii) (E);

          (f)   [ ]  An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

          (g)   [ ]  A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

          (h)   [ ]  A Savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;

          (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                     Company Act;

          (j)   [ ]  Group, in accordance with Rule 13-d-1(b) (1) (ii) (J)

          Not applicable.

ITEM 4. OWNERSHIP.

The following sets forth in tabular format the share ownership of the Reporting
Persons:

     (a)  Amount Beneficially Owned:

          (i)   Trimble Place is the beneficial owner of 5,769,231 shares of
                Common Stock.

          (ii)  Ernest J. Dahlman, III is the beneficial owner of 5,769,231 shares of Common Stock.

          (iii) Simon A. Rose is the beneficial owner of 5,769,231 shares of
                Common Stock.

     (b)  Percent of Class:

                6.72% for Trimble Place;
                6.72% for Mr. Dahlman; and
                6.72% for Mr. Rose.

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

---------------------------                               ----------------------
CUSIP NO.  879008 10 0                 13G                    Page 7 of 10
---------------------------                               ----------------------

                5,769,231 shares for Trimble Place;
                0 shares for Mr. Dahlman; and
                0 shares for Mr. Rose.

          (ii)  shared power to vote or to direct the vote:

                0 shares for Trimble Place;
                5,769,231 shares for Mr. Dahlman; and
                5,769,231 shares for Mr. Rose.

          (iii) sole power to dispose or to direct the disposition of:

                5,769,231 shares for Trimble Place;
                0 shares for Mr. Dahlman; and
                0 shares for Mr. Rose.

          (iv)  shared power to dispose or to direct the disposition of:

                0 shares for Trimble Place;
                5,769,231 shares for Mr. Dahlman; and
                5,769,231 shares for Mr. Rose.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

             [The remainder of this page intentionally left blank.]

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CUSIP NO.  879008 10 0                 13G                    Page 8 of 10
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2005

                                                TRIMBLE PLACE, LLC

                                                By: /s/ Ernest J. Dahlman, III
                                                    ----------------------------
                                                    Name: Ernest J. Dahlman, III
                                                    Title: Managing Member

                                                    /s/ Ernest J. Dahlman, III
                                                    ----------------------------
                                                    Ernest J. Dahlman, III

                                                    /s/ Simon A. Rose
                                                    ----------------------------
                                                    Simon A. Rose

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CUSIP NO.  879008 10 0                 13G                    Page 9 of 10
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                                                                       EXHIBIT 1
                                                                       ---------

          JOINT FILING AGREEMENT dated as of the 2nd day of November, 2005, among Trimble Place, LLC, Ernest J. Dahlman, III and Simon A. Rose.

W I T N E S S E T H:
- - - - - - - - - -

          WHEREAS, pursuant to Paragraph (k) of Rule 13d-1 promulgated under
Subsection 13(d)(1) of Securities Exchange Act of 1934, the parties hereto desire to satisfy any filing obligation under Subsection 13(d)(1) by a single joint filing;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the undersigned hereby agree and represent as follows:

     1.   The Schedule 13G with respect to Tegal Corporation, which is attached hereto, and any amendments thereto executed by the undersigned, is filed on behalf of Trimble Place, LLC, Ernest J. Dahlman, III and
          Simon A. Rose and each of them.

     2.   Each of Trimble Place, LLC, Ernest J. Dahlman, III and Simon A. Rose
          is eligible to use such Schedule 13G for the filing of information therein contained.

     3.   Each of Trimble Place, LLC, Ernest J. Dahlman, III and Simon A. Rose
          is responsible for the timely filing of the attached Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that each such party is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such party knows or has reason to believe that such information is accurate.

          This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

                           [Signature page to follow]

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CUSIP NO.  879008 10 0                 13G                    Page 10 of 10
---------------------------                               ----------------------

          IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers and representatives.

                                                TRIMBLE PLACE, LLC

                                                By: /s/ Ernest J. Dahlman, III
                                                    ----------------------------
                                                    Name: Ernest J. Dahlman, III
                                                    Title: Managing Member

                                                    /s/ Ernest J. Dahlman, III
                                                    ----------------------------
                                                    Ernest J. Dahlman, III

                                                    /s/ Simon A. Rose
                                                    ----------------------------
                                                    Simon A. Rose